Exhibit (a)(1)(W)
Dear FutureBuilder Participant,

You are receiving this information because The Home Depot has amended its offer to repurchase shares of its common stock through the tender offer due to current stock market conditions.

Here’s how the offer has changed:

•	The previous range at which The Home Depot offered to buy back shares was between $39 and $44.

•	In this amended offer, The Home Depot is now offering to buy back shares between $37 and $42.

What does this mean?

•	If you have not tendered, or offered your FutureBuilder Plan shares (“FutureBuilder Shares”) for sale, this gives you a fresh opportunity to consider this offer with the amended price range in mind. To tender your FutureBuilder Shares, complete the enclosed election form and mail in the enclosed envelope.

•	If you have tendered your FutureBuilder Shares, there are several scenarios:

•	If you previously tendered your FutureBuilder Shares at a price between $39 and $42, or at the price selected by The Home Depot, and do not wish to change that direction, you do not need to do anything. Your tender is still valid. If you wish to change that direction, see the enclosed instruction for re-tendering your FutureBuilder Shares or the below instruction for withdrawing your tender.

•	If you previously tendered your FutureBuilder Shares at $42.25 to $44 per share, this tender of your FutureBuilder Shares is now invalid. If you want to tender any of your FutureBuilder Shares within the new range of $37 to $42, you need to re-tender all of your FutureBuilder Shares that you wish to offer for purchase. To do that, please complete the enclosed election form submitting a tender instruction for all of your FutureBuilder Shares that you wish to have submitted to the offer and mail in the enclosed envelope.

•	If you previously tendered your FutureBuilder Shares at prices other than $42.25 to $44 per share, and you now do not wish to tender your FutureBuilder Shares at such price, you need to withdraw your tender offer. To obtain a withdrawal form, refer to your original tender offer materials, visit the myCompany page on myApron or contact the Benefits Choice Center at 1-800-555-4954.

•	Please note, if you submit a new election form, your new election form will supersede your prior election form whether your prior election form was valid or not.

Here are a few examples:

Under the original tender offer:

•	Associate A tendered 40% of his FutureBuilder Shares at the price selected by The Home Depot.

•	Associate B tendered 20% of her FutureBuilder Shares at $39.

•	Associate C tendered 100% of his FutureBuilder Shares at $44.

•	Associate D tendered 20% of her FutureBuilder Shares at $44 and 80% of her FutureBuilder Shares at $39.

Under the amended offer:

•	A’s tender of 40% of FutureBuilder Shares at the price selected by The Home Depot is still valid. The Home Depot may purchase those shares from A at a price selected by the Company, which now could be as low as $37.

•	B’s tender of 20% of her FutureBuilder Shares at $39 is still valid.

•	C’s tender of 100% of his FutureBuilder Shares at $44 is no longer valid.

•	D’s tender of 80% of her FutureBuilder Shares at $39 is still valid and her tender of 20% of her FutureBuilder Shares at $44 is no longer valid. If D wishes to have her FutureBuilder Shares originally tendered at $44 tendered at a new price, D must submit a new election form for all of the FutureBuilder Shares she wishes to tender, including the FutureBuilder Shares originally tendered at $39. D’s new election form will supersede her prior election form.

•	If these associates want to change any portion of their tender offer, they need to use the guidelines above as a reference and complete the indicated form.

It’s important for you to decide if this amended offer is right for you. It is critical that you return the appropriate materials indicating your desire to tender your shares or withdraw your shares before the specified date. Due to this amended offer, the deadline dates have changed. Please see the enclosed materials for complete details.

Note:  If you are receiving tender offer materials for the first time, it is because you are a new shareholder. To see more information, including a Q&A, that explains what a tender offer is and how it works, visit the myCompany tab on myApron. Please contact the Benefits Choice Center at 1-800-555-4954 for tender offer materials.

Special note for FutureBuilder participants:  Your election or withdrawal form must be received by 5 p.m., New York City Time, on August 29, 2007. The retirement plan blackout period will begin at 4 p.m., New York City Time, on August 30, 2007. If The Home Depot does not accept your shares, the blackout period is expected to end on the next business day after The Home Depot gives notice to the public of the price that it will pay for the tendered shares, which is expected to occur during the week of September 10, 2007. If your shares are accepted, the blackout period is expected to end on the next business day following the day that the trustee is in receipt of the tender proceeds from The Home Depot, which is also expected to occur during the week of September 10, 2007. Please see the enclosed materials for complete details regarding the blackout period. You can determine whether the blackout period has started or ended by calling the Benefits Choice Center at 1-800-555-4954.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase, dated July 10, 2007, as amended by the Supplement to the Offer to Purchase and the related materials dated August 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.